[MIDDLEBURG FINANCIAL CORPORATION LETTERHEAD]

December 3, 2010

Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Middleburg Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 17, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 17, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 9, 2010
File No. 0-24159

Dear Mr. Webb:

Middleburg Financial Corporation (the “Company”) has received via fax your letter dated December 2, 2010 containing comments on the Company’s above-referenced Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010.

As discussed with Lindsay McCord of your office on December 2, 2010, we intend to provide our responses on or before January 5, 2011.

Please call me at (540) 687-4816 or e-mail me at rmehra@middleburgbank.com with any questions.

Sincerely,

/s/ Raj Mehra

Raj Mehra
Executive Vice President and
Chief Financial Officer